FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 12, 2007

BAYTEX ENERGY TRUST ANNOUNCES 2008 CAPITAL BUDGET
AND OPERATIONAL GUIDANCE

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that the Board of Directors of Baytex has approved a 2008 capital budget of $150 million designed to maintain our production levels at an annual average between 37,000 boe/d and 38,000 boe/d.  Sixty percent of this budget has been allocated to our heavy oil operations, with the planned drilling of 94 gross wells, including 13 primary horizontal producers in our Seal area in the Peace River oil sands region. The remainder of this budget has been allocated to our conventional oil and gas operations, including the drilling of 30 gross wells.

Our 2008 production mix is forecast to be approximately 60% heavy oil, 18% light oil and NGL and 22% natural gas. Operating expenses are budgeted to average $11.00 per boe. Based on the current outlook of commodity prices, cash flow from operations is expected to be sufficient to substantially fund the above capital budget and the $0.18 per unit monthly distributions net of DRIP participation at historical rates. Baytex will continue to have a strong balance sheet, with debt-to-cash flow of approximately 1.5 times and over $100 million in undrawn credit facilities.

Baytex is pleased to be able to maintain our industry-leading investment efficiency in our 2008 capital budget. During the first quarter, we plan to commence our thermal cyclic steam pilot project at Seal, where success could provide a material positive impact on Baytex’s future heavy oil production and reserves. We will have a full year’s benefit from the Pembina and Lindbergh assets acquired mid-year 2007. We also plan to proactively establish our operations in the United States to add to our investment and growth opportunities and to enhance the geographic diversity of our asset portfolio.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in  Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer
Telephone: (403) 267-0715
or
Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639
or
Kathy Robertson, Investor Relations Representative
Telephone: (403) 538-3645
or
Erin Hurst, Investor Relations Representative
Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca